SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

White Mountain Titanium Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

964109 10 2
(CUSIP Number)

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2016
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 964109 10 2	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Rubicon Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,594,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,594,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,594,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 964109 10 2	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Rubicon Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,594,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,594,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,594,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 964109 10 2	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Rubicon Fund Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,594,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,594,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,594,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 964109 10 2	SCHEDULE 13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Rubicon Fund Management (Jersey) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,594,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,594,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,594,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 964109 10 2	SCHEDULE 13D/A	Page 6 of 7 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D, originally filed on January 11, 2016 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") and relates to shares of common stock, $0.001 par value per share (the “Shares”), of White Mountain Titanium Corporation, a Nevada corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4 and 7 of the Schedule 13D as set forth below. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

On January 29, 2016, Rubicon Fund Management (Jersey) Limited, Investment Manager to Rubicon Master Fund, delivered a letter (the "Nominee Support Letter") on behalf of Rubicon Master Fund indicating its support for the separate submission by KirkCapital Asset Management (on behalf of certain other shareholders who own in excess of 3% of the outstanding stock and having held their shares for at least one year) of the names of Bobby E. Cooper, Frank R. McAllister, Kevin D. Stulp, Jeffrey W. Rollins, David S. Brown, Michael P. Kurtanjek, and Howard M. Crosby to the nominating committee of the Board for election at the Annual Meeting of the Issuer.

The foregoing description of the Nominee Support Letter does not purport to be complete and is qualified in its entirety by reference to the text of the Nominee Support Letter, a copy of which is included as Exhibit 3, to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:
Exhibit	Description
Exhibit 3:	Nominee Support Letter.

CUSIP No. 964109 10 2	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

RUBICON MASTER FUND

By:	/s/ David DeRosa
Name:	David DeRosa
Title:	Authorized Person

RUBICON FUND MANAGEMENT LIMITED

By:	/s/ Horace Joseph Leitch III
Name:	Horace Joseph Leitch III
Title:	Authorized Person

RUBICON FUND MANAGEMENT LLP

By:	/s/ Paul Brewer
Name:	Paul Brewer
Title:	Authorized Person

RUBICON FUND MANAGEMENT (JERSEY) LIMITED
By:	/s/ Horace Joseph Leitch III
Name:	Horace Joseph Leitch III
Title:	Authorized Person